Exhibit 99.1
Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Six Months Ended June 30, 2010
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2010 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP” or “Canadian GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This Management’s Discussion and Analysis has been prepared as of July 28, 2010
SECOND QUARTER HIGHLIGHTS
•	Gold production increased to 609,500 ounces from 582,400 ounces in 2009.

•
Total cash costs of $363 per gold ounce, net of by-product copper and silver credits, compared with $310 per ounce in 2009. On a co-product basis, cash costs were $448 per gold ounce, compared with $402 per gold ounce in 2009.(1)

•
Net earnings attributable to shareholders of Goldcorp of $828.3 million ($1.13 per share), compared to a net loss of $231.6 million ($0.32 per share) in 2009. Adjusted net earnings amounted to $198.8 million ($0.27 per share), compared with $99.2 million ($0.14 per share) in 2009. (2)

•	Operating cash flows of $382.6 million, compared to $263.6 million in 2009. Operating cash flows before working capital changes (3) of $387.9 million, compared to $276.5 million in 2009.

•	Dividends paid of $33.0 million, compared to $32.9 million in 2009.

•
In April 2010, the Company and Barrick Gold Corporation, the project operator of the Pueblo Viejo gold project, finalized the terms of a $1.035 billion project financing. In June 2010, $781.5 million was drawn under the facility ($312.6 million — Goldcorp’s share).

•
On April 16, 2010, Terrane Metals Corp., a non-wholly owned subsidiary of Goldcorp, completed a bought-deal financing agreement for the sale of Units, consisting of common shares and common share purchase warrants, concurrent with the issuance of additional Units to Goldcorp on a non-brokered private placement basis for total consideration of C$100.0 million ($99.7 million), resulting in a decrease of Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis — 52.4%).

•
On June 1, 2010, certain Goldcorp subsidiaries entered into a letter agreement, as amended on July 7, 2010, to sell to Mala Noche Resources Corp. (“Mala Noche”) or its subsidiaries, the assets and certain liabilities of the San Dimas gold/silver mines in Mexico and associated agreement to sell silver produced at San Dimas to a subsidiary of Silver Wheaton Corp. (“Silver Wheaton”) in exchange for $216.0 million in cash, $50.0 million in promissory note receivable, $60.0 million in convertible promissory note receivable and an anticipated 38% equity interest in Mala Noche for total consideration of $510.0 million.

•
On June 8, 2010, the Company completed the sale of its Escobal silver project to Tahoe Resources Inc. in exchange for $224.6 million in cash and a 40% equity interest in Tahoe Resources Inc. for total consideration of $495.5 million.

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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
•	On June 14, 2010, the second sulphide line at the Peñasquito mine achieved mechanical completion ahead of its previously expected third quarter completion date.
(1)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper and silver sales revenues from operating cash costs. Total cash costs on a co-product basis are calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues. Total cash costs have been presented excluding San Martin, which commenced reclamation activities in October 2007. Refer to page 41 for a reconciliation of total cash costs to reported operating expenses.

(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

(3)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp Inc. (“Goldcorp” or “the Company”) is a leading gold producer engaged in the operating, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper and silver.
At June 30, 2010, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the San Dimas gold/silver and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.
The Company’s significant development projects at June 30, 2010 include the Peñasquito gold/silver/lead/zinc and the Noche Buena and Camino Rojo gold/silver projects in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala; the El Morro gold/copper project (70% interest) in Chile and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owned a 58.2% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada, and a 40% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company engaged in silver exploration and development, including the Escobal silver project it purchased from Goldcorp on June 8, 2010.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York and Toronto Stock Exchanges.
During the second quarter of 2010, increasing concerns over the European debt crisis and slow recovery of the global economy pushed gold prices to a new record high in excess of $1,200 per ounce. The Company realized an average gold price of $1,208 per ounce, a 9% increase over the first quarter of 2010 average realized gold price of $1,110 per ounce.
Gold production was 2% lower during the second quarter of 2010, compared to the first quarter of 2010, mainly due to lower production at Red Lake and Marigold as planned, offset by higher production at Los Filos as a result of the processing of higher grade ore by the crushing and agglomeration plant that was commissioned during the first quarter of 2010. Despite a slight decrease in gold production, gold ounces sold increased by 28,900 ounces, or 5%, as a result of sales of ounces produced in the prior quarter for Alumbrera and Red Lake which were held as inventory at the end of the prior quarter. Costs of operations increased by 14% compared to the prior quarter mainly due to the higher gold and copper sales volumes, higher YMAD net proceeds payments and export retention taxes paid in Alumbrera, offset by higher copper and silver by-product sales credits and higher realized gains from foreign currency, heating oil and copper contracts.
On June 14, 2010, the second sulphide line (“Line 2”) at the Peñasquito mine achieved mechanical completion ahead of its previously expected third quarter completion date. Commissioning of Line 2 remains on track for completion in the third quarter of 2010. During the second quarter of 2010, gold production at Peñasquito totaled 39,100 ounces, which consisted of 17,000 ounces from sulphide ore and 22,100 ounces from heap leaching of the oxide ore cap. Production is expected to ramp up throughout 2010, on track toward previously issued guidance of 180,000 ounces of gold for the year as the proportion of higher quality sulphide ore increases. For the second quarter of 2010, silver, lead and zinc production met or exceeded expectations. Lead and zinc concentrate grades and quality and gold/silver/zinc/lead recoveries also met or exceeded expectations. The average mining rates continue to meet or exceed expectations and full production ramp-up to the designed 130,000 tonnes per day capacity for the two processing lines and high-pressure grinding rolls remains on track for early 2011.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENTS
During the second quarter of 2010, the Company completed the following significant transactions:
Completion of project financing for Pueblo Viejo
In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share). The lending syndicate is comprised of international financial institutions including export credit agencies and commercial banks. The financing amount is divided into three tranches consisting of $375.0 million, $400.0 million and $260.0 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375.0 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and will be subject to a carve-out for certain political risk events. In June 2010, the $400.0 million and $260.0 million tranches, in addition to a portion of the $375.0 million tranche, were drawn for a total amount received of $781.5 million ($312.6 million — Goldcorp’s share).
Change in ownership interest in Terrane
On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70.0 million ($69.8 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30.0 million ($29.9 million). These issuances resulted in a decrease of Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis — 52.4%) and gave rise to an increase in non-controlling interests of $50.0 million. An adjustment was made to increase retained earnings directly by $15.3 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received in accordance with CICA Handbook Section 1602.
At June 30, 2010, Goldcorp had a controlling interest in Terrane and accordingly the results of Terrane are included in the results of the Company for the three and six months ended June 30, 2010. On July 15, 2010, Terrane entered into a definitive agreement with Thompson Creek Metals Inc. (“Thompson Creek”), whereby Thompson Creek will acquire all of the outstanding common and preferred shares of Terrane. The Company anticipates its share of total proceeds upon completion of the proposed transaction to be C$240.5 million ($226.8 million) in cash and 13.9 million common shares of Thompson Creek with an estimated fair value of C$137.6 million ($129.7 million), representing approximately 8% of the outstanding shares (fully-diluted basis — 7%) of Thompson Creek. The completion of the transaction is subject to the favourable vote of 66⅔% of Terrane’s shareholders, the approval of the court and certain other customary conditions, including receipt of regulatory approvals. Goldcorp has agreed to support the proposed transaction. Terrane expects to hold a shareholders’ meeting in September 2010 and closing will occur shortly thereafter assuming receipt of all required approvals. The Company anticipates accounting for its resulting equity interest in Thompson Creek as a portfolio investment classified as available-for-sale.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Letter agreement to sell assets and related obligations of San Dimas
On June 1, 2010, certain Goldcorp subsidiaries entered into a letter agreement, as amended on July 7, 2010, to sell to Mala Noche or its subsidiaries, all of the assets and certain liabilities relating to the San Dimas gold/silver mines in Mexico (“San Dimas Assets”), and all of the issued and outstanding common shares of Silver Trading (Barbados) Limited (formerly Goldcorp Trading (Barbados) Ltd.) (“Silver Trading”). Under the terms of the letter agreement, Mala Noche will pay an aggregate purchase price of $510.0 million and will assume all liabilities associated with the San Dimas Assets, including environmental and labour liabilities. The purchase price will be payable as follows: $216.0 million in cash, $184.0 million in common shares of Mala Noche valued at the offering price of Mala Noche’s equity financing completed on July 20, 2010, a $50.0 million promissory note payable over five years bearing interest at 6% per annum, and a $60.0 million convertible promissory note with a term of one year bearing interest at 3% per annum. The cash portion and the principal amount of the convertible promissory note are each subject to adjustment if the over-allotment option provided in Mala Noche’s financing is exercised before closing of the transaction. Total transaction costs are estimated to be $5.0 million. The obligations of Mala Noche under the notes will be secured against the assets of Mala Noche and its subsidiaries (the “Security”) subject only to certain senior security agreed upon by the parties. As part of the transaction, Goldcorp will guarantee the obligations of Mala Noche under a credit agreement between Mala Noche and The Bank of Nova Scotia in respect of funds to be used by Mala Noche to pay value added taxes payable by Mala Noche in connection with the transfer of the San Dimas Assets in Mexico. The obligations of Mala Noche under the guarantee will be secured by first ranking security over the value added tax refund. Goldcorp’s ownership interest in Mala Noche upon closing of the transaction is expected to be approximately 38%, which will be accounted for using the equity method from the date of closing. This transaction is subject to customary conditions. Closing of the transaction is expected to occur on or about July 30, 2010.
Upon closing of the transaction, Goldcorp will be entitled to maintain its percentage ownership of the issued and outstanding common shares of Mala Noche as well as proportional representation on Mala Noche’s board of directors. Goldcorp has agreed to hold the shares of Mala Noche that it receives as partial consideration for a period of three years subject to certain exceptions.
As at the closing date, Silver Trading will have no material assets. Silver Trading will continue to be party to the silver purchase agreement with a subsidiary of Silver Wheaton whereby it has agreed to sell all of the silver production at San Dimas to a subsidiary of Silver Wheaton at approximately $4.00 per ounce (subject to an annual inflationary adjustment). In connection with the sale of the San Dimas Assets and shares of Silver Trading to Mala Noche, Silver Wheaton has agreed to amend the existing silver purchase agreement. Pursuant to the amended agreement, during the first four years after closing of the transaction, Silver Trading will deliver to a subsidiary of Silver Wheaton a per annum amount of silver equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess, and Goldcorp will deliver an additional 1.5 million ounces of silver per annum for approximately $4.00 per ounce (subject to an annual inflationary adjustment). Beginning in the fifth year after closing of the transaction over the life of mine, Silver Trading will deliver to a subsidiary of Silver Wheaton a per annum amount of silver equal to the first six million ounces of silver produced at San Dimas and 50% of any excess for approximately $4.00 per ounce (subject to an annual inflationary adjustment). In addition, Goldcorp will guarantee Silver Trading’s obligation to deliver silver produced from the San Dimas mines to Silver Wheaton until October 15, 2029, and will make a payment of $0.50 per ounce for any shortfall below 215 million cumulative silver ounces delivered by Silver Trading under its silver purchase agreement with Silver Wheaton by October 15, 2031 (including amounts delivered since October 15, 2004, which as at April 30, 2010 amounted to 37.25 million ounces of silver).
GOLDCORP   |   5

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Disposition of Escobal silver project
On June 8, 2010, the Company completed the sale of its Escobal silver project to Tahoe in exchange for cash and common shares of Tahoe. Tahoe is a publicly traded company on the Toronto Stock Exchange, following the closing of its initial public offering (“IPO”) on June 8, 2010. Under the terms of the transaction, Goldcorp received a total of 47,766,000 common shares of Tahoe, representing 40% of Tahoe’s issued and outstanding common shares on a fully-diluted basis with a fair value of $270.9 million based on the IPO price of C$6.00 per common share and $224.6 million in cash, for total consideration of $495.5 million. The Company recognized a gain of $484.1 million ($480.6 million after tax), net of selling costs of $9.4 million, on the disposition of Escobal. Goldcorp is entitled to appoint three of Tahoe’s board members and has the right to maintain a 40% ownership interest. The Company’s equity interest in Tahoe has been accounted for using the equity method.
During the first quarter of 2010, the Company completed the following significant transactions:
Acquisition of Canplats Resources Corporation
The acquisition of Canplats Resources Corporation (“Canplats”), for consideration of C$4.80 per common share outstanding at the closing date, was completed on February 4, 2010 for total consideration of C$306.6 million ($289.0 million) in cash. Total transaction costs expensed amounted to $3.4 million. Goldcorp acquired a 100% interest in the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”) as part of this transaction. The Camino Rojo project is a key strategic asset located approximately 50 kilometers southeast of Peñasquito that nearly quadruples Goldcorp’s total land package in a core district. Its 3,389-square kilometer land position includes the Represa Deposit, which has reported 3.4 million and 60.7 million ounces of measured and indicated gold and silver resources, respectively. Inferred resources total 0.5 million and 7.6 million ounces of gold and silver, respectively. The addition of the Camino Rojo project provides a robust, low-cost potential satellite operation that will augment Peñasquito’s production and leverage important investments the Company has made in people, infrastructure and stakeholder partnerships.
This transaction was accounted for as a business combination. The assets and liabilities of Canplats has been assigned to and included in the Peñasquito reporting unit and operating segment.
Acquisition of 70% interest in Sociedad Contractual Minera El Morro
On February 16, 2010, Goldcorp completed the acquisition of a 70% interest in Sociedad Contractual Minera El Morro (“SCM”), the owner of the El Morro advanced stage gold/copper project located in north-central Chile, Atacama Region, approximately 80 kilometers east of the city of Vallenar (“the El Morro project”), and associated loan receivable balances held by Xstrata Copper Chile S.A. (“Xstrata”), the owner of the 70% interest in SCM, for total consideration of $513.0 million in cash. Total transaction costs expensed amounted to $6.0 million. The El Morro project contributes to the foundation of Goldcorp’s peer-leading growth profile. On a 100% basis, the El Morro project contains proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper. The El Morro project is a world-class project with low expected cash costs and great organic growth potential in one of the best mining jurisdictions in the Americas. As the project operator, Goldcorp has agreed to fund, through interest bearing loans, New Gold Inc. (“New Gold”)’s 30% share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to Goldcorp during the production period of the El Morro project. The El Morro project, along with Cochenour in Ontario, Éléonore in Quebec and Noche Buena and Camino Rojo near Peñasquito in Mexico, forms the basis of an unrivalled pipeline of high-quality gold projects designed to further extend and supplement the Company’s growth over the long term.
The El Morro project was acquired from a subsidiary of New Gold, the entity which acquired the El Morro project from Xstrata pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. On January 13, 2010,
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Goldcorp received a statement of claim filed by Barrick against Goldcorp, New Gold and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by the New Gold subsidiary in respect of the El Morro project. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. Xstrata filed a motion opposing Barrick’s motion on the grounds that Barrick is obligated by its agreement with Xstrata to resolve any disputes arising under the agreement by arbitration in Chile. All parties have been negotiating a settlement that would resolve the pending motions and provide for all of Barrick’s claims to be heard by the Ontario courts, including the Supreme Court of Canada. The Company’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.
This transaction was accounted for as a business combination with the El Morro project being considered a separate reporting unit and operating segment.
Disposition of Morelos gold project
On February 24, 2010, Goldcorp completed the sale of its 21.2% interest in the Morelos gold project in Mexico (“El Limón”) to Gleichen Resources Ltd. (“Gleichen”) in exchange for C$52.0 million ($49.3 million) in cash. Total selling costs amounted to $1.9 million. The Company recognized a loss of $18.7 million ($8.2 million after tax) as a result of this transaction.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED FINANCIAL RESULTS

	Three Months Ended
	June 30		March 31		December 31		September 30
	2010	2009	2010	2009	2009	2008	2009	2008
Revenues	$844.3	$628.6	$750.3	$624.8	$778.3	$609.0	$691.9	$552.2
Gold produced (ounces)	609,500	582,400	625,000	616,500	601,300	691,800	621,100	557,400
Gold sold (ounces) (1)	598,000	564,800	569,100	607,900	573,100	680,200	601,500	550,500
Average realized gold price (per ounce)	$1,208	$927	$1,110	$912	$1,107	$797	$968	$865
Average London spot gold price (per ounce)	$1,197	$922	$1,109	$908	$1,100	$795	$960	$872
Earnings from operations	$303.2	$155.3	$265.1	$201.8	$241.0	$51.0	$217.9	$99.4
Net earnings (loss) attributable to shareholders of Goldcorp	$828.3	$(231.6)	$(52.3)	$290.9	$66.7	$958.1	$114.2	$297.2
Net earnings (loss) per share
Basic	$1.13	$(0.32)	$(0.07)	$0.40	$0.09	$1.31	$0.16	$0.42
Diluted	$1.11	$(0.32)	$(0.07)	$0.40	$0.09	$1.31	$0.16	$0.42
Cash flow from operating activities	$382.6	$263.6	$314.4	$298.1	$366.5	$247.9	$341.9	$217.1
Total cash costs — by-product (per gold ounce) (2)(3)	$363	$310	$325	$288	$289	$323	$295	$346
Total cash costs — co-product (per gold ounce) (2)(4)	$448	$402	$433	$353	$422	$358	$384	$398
Dividends paid	$33.0	$32.9	$33.0	$32.9	$33.0	$32.7	$32.9	$32.1
Cash and cash equivalents	$497.2	$866.0	$392.6	$260.8	$874.6	$262.3	$785.3	$453.9
Total assets	$22,533.7	$20,309.5	$22,164.4	$19,328.4	$20,948.7	$19,001.5	$20,624.3	$19,017.0

(1)	Excludes commissioning sales ounces from Peñasquito as these are credited against capitalized project costs.

(2)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(3)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.04 per silver ounce ($4.02 prior to November 2009; $3.95 prior to November 2008) sold to Silver Wheaton).

(4)
Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); and Marlin and San Dimas (includes silver revenues).

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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Review of Financial Results
Three months ended June 30, 2010 compared to the three months ended June 30, 2009
Net earnings attributable to shareholders of Goldcorp for the second quarter of 2010 were $828.3 million, or $1.13 per share, compared with a net loss of $231.6 million, or $0.32 per share, in the second quarter of 2009. Compared to the second quarter of 2009, net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2010 were impacted significantly by the following factors:
•
Revenues increased by $215.7 million, or 34%, primarily due to a $196.2 million increase in gold revenues resulting from a $281 per ounce increase in average realized gold price and a 6% increase in gold sales volume, a $15.7 million increase in silver revenues resulting from a $4.49 per ounce increase in average realized silver price and a 22% increase in silver sales volume, and a 4.2 million increase in copper revenues resulting from an 11% increase in copper sales volume, slightly offset by a 7% decrease in average realized copper price;

•
Operating expenses increased by $40.4 million, or 13%, primarily due to the higher gold, copper and silver sales volumes, $9.5 million higher YMAD net proceeds payments paid in Alumbrera and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso by 12% and 6%, respectively, offset by $5.7 million lower export retention taxes paid in Alumbrera. The strengthening of the Canadian dollar and Mexican peso negatively impacted the earnings of the Canadian operations by approximately $13.1 million and Mexican operations by $0.8 million;

•	Depreciation and depletion increased by $10.0 million, or 8%, mainly due to the higher sales volumes;

•	A $6.1 million increase in corporate administration, excluding stock based compensation expense, or 26%, in line with the Company’s forecast for 2010, mainly due to increased corporate activities;

•
An $8.5 million, or 131%, increase in exploration costs due to a renewed focus on drilling programs. The economic downturn in the first quarter of 2009 resulted in the Company temporarily deferring exploration at certain longer-term growth projects;

•
A $12.0 million decrease in interest expense and finance fees, mainly due to the $18.6 million transaction costs expensed on the issuance of the convertible senior notes in the second quarter of 2009, offset by higher interest expense in the second quarter of 2010 with higher average debt balances outstanding;

•
A $3.5 million gain on non-hedge derivatives in the second quarter of 2010 from foreign currency, heating oil, copper and zinc contracts, compared to an $8.7 million gain from foreign currency, heating oil and copper contracts in the second quarter of 2009;

•
A $426.0 million net gain on dispositions of mining interests before tax ($436.2 million after tax) during the second quarter of 2010 from the sale of the Escobal silver project ($484.1 million gain before tax; $480.6 million after tax), a certain exploration property in Mexico ($63.7 million loss before tax; $48.1 million after tax) and certain land at Wharf ($5.6 million gain; $3.7 million after tax);

•
A $195.5 million gain on the translation of future income tax liabilities on mining interests arising from acquisitions, compared to a $305.6 million loss in the second quarter of 2009, due primarily to the weakening of the Canadian dollar and Mexican peso when compared to the prior period end;

•
A lower effective tax rate in the second quarter of 2010, excluding the impact of the foreign exchange gain and loss on the translation of future income tax liabilities, compared to the prior quarter primarily due to the gain on the disposition of Escobal being subject to a lower effective tax rate.

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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Adjusted net earnings amounted to $198.8 million, or $0.27 per share (1), for the three months ended June 30, 2010, compared to $99.2 million, or $0.14 per share, for the three months ended June 30, 2009. Compared to the three months ended June 30, 2009, adjusted net earnings were significantly impacted by higher revenues resulting from higher gold, copper and silver sales volumes and higher gold and silver average realized prices, offset by higher operating costs. Total cash costs (by-product) were higher at $363 per gold ounce for the second quarter of 2010, as compared to $310 per gold ounce in 2009. The increase was primarily due to higher YMAD net proceeds payments in Alumbrera, the inclusion of export retention taxes paid in Alumbrera in cash costs effective January 1, 2010 and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso, offset by higher gold ounces sold and higher by-product silver and copper sales credits. Adjusted net earnings for the second quarter of 2010 were also impacted by a lower effective tax rate as mentioned above.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Three months ended June 30, 2010 compared to the three months ended March 31, 2010
Net earnings attributable to shareholders of Goldcorp for the second quarter of 2010 were $828.3 million or $1.13 per share, compared with a net loss of $52.3 million or $0.07 per share in the first quarter of 2010. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2010 were impacted significantly by the following factors:
•
Revenues increased by $94.0 million, or 13%, primarily due to a $90.5 million increase in gold revenues resulting from a $98 per ounce increase in the average realized gold price and a 5% increase in gold sales volume, a $3.9 million increase in copper revenues resulting from a 49% increase in copper sales volume, offset by a 29% decrease in the average realized copper price to $2.55 per pound in the second quarter of 2010, and a $3.9 million increase in silver revenues resulting from a $1.44 per ounce increase in the average realized silver price;

•
Operating expenses increased by $42.5 million, or 14%, primarily due to the higher gold and copper sales volumes and $9.8 million higher YMAD net proceeds payments and $2.0 million higher export retention taxes paid in Alumbrera;

•	Depreciation and depletion increased by $6.5 million, or 5%, mainly due to the higher sales volumes;

•
A $3.5 million gain on non-hedge derivatives in the second quarter of 2010 from foreign currency, heating oil, copper and zinc contracts, compared to a $13.1 million gain in the prior quarter from foreign currency, heating oil and copper contracts;

•
A $426.0 million net gain on dispositions of mining interests before tax ($436.2 million after tax) during the second quarter of 2010 from the sale of the Escobal silver project ($484.1 million gain before tax; $480.6 million after tax), a certain exploration property in Mexico ($63.7 million loss before tax; $48.1 million after tax) and certain land at Wharf ($5.6 million gain; $3.7 million after tax); compared to a $18.7 million loss before tax ($8.2 million after tax) in the prior quarter from the disposition of El Limón;

•
A $195.5 million gain on the translation of future income tax liabilities on mining interests arising from acquisitions, compared to a $211.8 million loss in the prior quarter, due primarily to the weakening of the Canadian dollar and Mexican peso when compared to the prior period end;

•
A lower effective tax rate in the second quarter of 2010, excluding the impact of the foreign exchange gain and loss on the translation of future income tax liabilities, compared to the prior quarter primarily due to the gain on the disposition of Escobal being subject to a lower effective tax rate.

Adjusted net earnings amounted to $198.8 million, or $0.27 per share (1), for the three months ended June 30, 2010, compared to $163.1 million, or $0.22 per share, for the prior quarter. Compared to the prior quarter, adjusted net earnings were significantly impacted by higher revenues resulting from higher gold and copper sales volumes and higher average gold and silver realized prices, offset by a lower average copper realized price and higher operating costs. Total cash costs (by-product) were higher at $363 per gold ounce for the second quarter of 2010, as compared to $325 per gold ounce in the prior quarter. The increase was primarily due to higher YMAD net proceeds payments and export retention taxes paid in Alumbrera, offset by higher gold ounces sold. Adjusted net earnings for the second quarter of 2010 were also impacted by a lower effective tax rate as mentioned above.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

GOLDCORP   |   11

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Six months ended June 30, 2010 compared to the six months ended June 30, 2009
Net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2010 were $776.0 million or $1.06 per share, compared with net earnings of $59.3 million or $0.08 per share for the six months ended June 30, 2009. Compared to the six months ended June 30, 2009, net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2010 were impacted significantly by the following factors:
•
Revenues increased by $341.2 million, or 27%, primarily due to a $275.7 million increase in gold revenues resulting from a $240 per ounce increase in average realized gold price, a $33.4 million increase in copper revenues resulting from a 3% increase in copper sales volume and 17% higher average realized copper price and a $26.8 million increase in silver revenues resulting from a $3.91 per ounce increase in average realized silver price and a 16% increase in silver sales volume;

•
Operating expenses increased by $83.2 million, or 15%, primarily due to the higher copper and silver sales volumes, $20.6 million higher YMAD net proceeds payments paid in Alumbrera and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso by 14% and 9%, respectively, offset by $3.7 million lower export retention taxes paid in Alumbrera;

•	Depreciation and depletion increased by $15.0 million, or 6%, mainly due to the higher sales volumes;

•	A $17.3 million increase in corporate administration, mainly due to increased corporate activities;

•
A $14.5 million increase in exploration costs due to a renewed focus on drilling programs. The economic downturn in the first quarter of 2009 resulted in the Company temporarily deferring exploration at certain longer-term growth projects;

•	Interest income and other expenses increased by $12.8 million primarily due to $9.4 million of transaction costs related to the acquisitions of the Camino Rojo and El Morro projects;

•
A $16.6 million gain on derivatives from foreign currency, heating oil, copper and zinc contracts in the six months ended June 30, 2010, compared to a $9.7 million gain from foreign currency, heating oil and copper contracts in the six months ended June 30, 2009;

•
A $407.3 million net gain on dispositions of mining interests before tax ($428.0 million after tax) during the six months ended June 30, 2010 from the sale of the Escobal silver project ($484.1 million gain before tax; $480.6 million after tax), a certain exploration property in Mexico ($63.7 million loss before tax; $48.1 million after tax), certain land at Wharf ($5.6 million gain; $3.7 million after tax) and El Limón ($18.7 million loss before tax; $8.2 million after tax);

•
A $16.3 million loss on the translation of future income tax liabilities on mining interests arising from acquisitions, compared to a $184.2 million loss in the six months ended June 30, 2009, primarily due to the higher volatility of foreign exchange in the six months ended June 30, 2009;

•
A lower effective tax rate for the six months ended June 30, 2010, excluding the impact of the foreign exchange gain and loss on the translation of future income tax liabilities, compared to the six months ended June 30, 2009, primarily due to the gain on the disposition of Escobal being subject to a lower effective tax rate, partially offset by inflation adjustments in certain foreign tax jurisdictions and the current year impact of the increase in the Mexican income tax rate from 28% to 30%. The effective tax rate for the six months ended June 30, 2009, although higher than for the six months ended June 30, 2010, is lower than the effective tax rate normally expected primarily due to the favorable tax impacts of the additional tax benefits recognized in 2009 from the harmonization of Ontario corporate income tax with the Federal tax system and the final settlement of certain tax audit issues.

GOLDCORP   |   12

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Adjusted net earnings amounted to $361.9 million, or $0.49 per share (1), for the six months ended June 30, 2010, compared to $264.9 million, or $0.36 per share, for the six months ended June 30, 2009. Compared to the six months ended June 30, 2009, adjusted net earnings were significantly impacted by higher revenues resulting from higher copper and silver sales volumes and higher average realized gold, copper and silver prices, offset by higher operating costs. Total cash costs (by-product) were higher at $344 per gold ounce, compared to $299 per gold ounce in the six months ended June 30, 2009. The increase was primarily due to higher YMAD net proceeds payments in Alumbrera, the inclusion of export retention taxes paid in Alumbrera in cash costs effective January 1, 2010 and the unfavourable impact of the strengthening of the Canadian dollar offset by higher by-product silver and copper sales credits. Adjusted net earnings for the six months ended June 30, 2010 were also impacted by the lower effective tax rate as mentioned above.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 for a reconciliation of adjusted net earnings to reported net loss attributable to shareholders of Goldcorp.

GOLDCORP   |   13

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
THREE MONTHS ENDED JUNE 30

					Average		Total cash
			Gold		realized	Earnings	costs
			produced	Gold sold	gold price	(loss) from	(per gold
		Revenues	(ounces)	(ounces)	(per ounce)	Operations	ounce) (1)

Red Lake	2010	$206.1	159,000	171,200	$1,203	$122.7	$308
	2009	119.3	125,700	128,500	927	52.2	326
Porcupine	2010	81.4	67,000	66,900	1,214	22.3	548
	2009	72.5	77,700	77,600	932	21.0	436
Musselwhite	2010	72.0	59,400	59,900	1,201	23.6	627
	2009	66.9	71,900	72,100	927	21.2	508
Terrane	2010	—	—	—	—	(1.7)	—
	2009	—	—	—	—	(1.1)	—
San Dimas (1)	2010	28.3	20,900	20,500	1,214	13.1	457
	2009	29.6	27,100	27,100	929	15.3	309
Los Filos	2010	98.8	82,600	81,400	1,202	46.7	446
	2009	54.9	58,500	58,400	924	9.4	510
El Sauzal	2010	47.3	39,300	39,100	1,205	17.7	299
	2009	49.0	53,100	53,500	915	12.1	185
Peñasquito (2)	2010	—	39,100	—	—	—	—
	2009	—	20,300	—	—	—	—
Marlin (1)	2010	113.6	71,500	72,300	1,206	59.8	48
	2009	68.5	63,000	62,000	927	23.5	250
Alumbrera (1)	2010	148.1	34,400	46,900	1,250	33.6	102
	2009	128.7	46,900	47,100	930	32.9	(559)
Marigold	2010	21.4	16,900	17,800	1,195	4.3	686
	2009	18.2	19,500	19,600	931	0.6	725
Wharf	2010	27.3	19,400	22,000	1,200	11.8	556
	2009	18.5	18,700	18,900	924	3.9	596
Other (3)	2010	—	—	—	—	(50.7)	—
	2009	2.5	—	—	—	(35.7)	—
Total	2010	844.3	609,500	598,000	1,208	303.2	363
	2009	$628.6	582,400	564,800	$927	$155.3	$310

(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; and by-product silver sales revenues for San Dimas at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton). The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(2)	Excludes commissioning sales ounces from Peñasquito as these are credited against capitalized project costs.

(3)	Includes corporate activities and San Martin.
GOLDCORP   |   14

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
SIX MONTHS ENDED JUNE 30

					Average		Total cash
			Gold		realized	Earnings	costs
			produced	Gold sold	gold price	(loss) from	(per gold
		Revenues	(ounces)	(ounces)	(per ounce)	Operations	ounce) (1)

Red Lake	2010	$394.8	340,200	340,600	$1,157	$231.4	$303
	2009	269.2	287,600	292,700	918	133.0	292
Porcupine	2010	150.3	129,100	128,900	1,164	27.2	599
	2009	144.0	156,000	156,200	921	40.6	443
Musselwhite	2010	139.0	120,700	120,400	1,153	38.9	654
	2009	117.7	126,500	127,300	924	33.9	518
Terrane	2010	—	—	—	—	(2.8)	—
	2009	—	—	—	—	(2.1)	—
San Dimas (1)	2010	59.6	45,800	45,400	1,153	27.8	411
	2009	60.1	54,700	55,100	921	30.6	283
Los Filos	2010	180.7	154,700	153,800	1,159	84.9	430
	2009	110.7	119,100	119,100	917	25.3	488
El Sauzal	2010	84.7	73,000	72,900	1,158	27.9	324
	2009	116.1	124,000	126,300	916	43.7	148
Peñasquito (2)	2010	—	69,800	—	—	—	—
	2009	—	36,700	—	—	—	—
Marlin (1)	2010	214.3	140,400	142,800	1,160	107.8	78
	2009	141.5	127,500	129,700	917	52.4	233
Alumbrera (1)	2010	272.1	75,700	77,700	1,198	87.5	(319)
	2009	223.4	94,100	91,500	928	63.0	(466)
Marigold	2010	55.4	47,400	48,500	1,141	16.2	573
	2009	36.0	36,100	39,100	921	1.1	726
Wharf	2010	43.7	37,700	36,100	1,165	17.6	558
	2009	32.2	34,000	33,100	918	5.8	629
Other (3)	2010	—	—	—	—	(96.1)	—
	2009	2.5	2,600	2,600	911	(70.2)	—
Total	2010	1,594.6	1,234,500	1,167,100	1,160	568.3	344
	2009	$1,253.4	1,198,900	1,172,700	$920	$357.1	$299

(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; and by-product silver sales revenues for San Dimas at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton). The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(2)	Excludes commissioning sales ounces from Peñasquito as these are credited against capitalized project costs.

(3)	Includes corporate activities and San Martin.
GOLDCORP   |   15

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore milled	221,900	211,500	197,700	194,400	200,100
Average mill head grade (grams/tonne)	24	27	27	30	21
Average recovery rate	96%	97%	97%	97%	96%
Gold (ounces)
– Produced	159,000	181,200	156,300	178,800	125,700
– Sold	171,200	169,400	163,100	179,500	128,500
Average realized gold price (per ounce)	$1,203	$1,112	$1,111	$969	$927
Total cash costs (per ounce)	$308	$298	$317	$255	$326
Financial Data

Revenues	$206.1	$188.7	$181.5	$174.1	$119.3
Depreciation and depletion	$26.0	$25.9	$28.9	$28.1	$22.6
Earnings from operations	$122.7	$108.7	$99.7	$96.5	$52.2
Expenditures on mining interests	$46.2	$38.9	$34.8	$28.9	$24.2
Gold production for the second quarter of 2010 of 159,000 ounces was 26%, or 33,300 ounces, more than in the second quarter of 2009 due to 14% higher grades and 11% higher tonnage. The higher tonnage was consistent with the 2010 mine plan which includes mining of additional material in the lower grade sulphide zones to utilize spare mill capacity. The higher grades were due to mining of higher grade ore from the High Grade zone.
Cash costs for the second quarter of 2010 were 6%, or $18 per ounce, lower than in the second quarter of 2009 due to higher gold production ($82 per ounce, or 456%), offset by a stronger Canadian dollar ($37 per ounce, or 206%) and higher operating costs ($27 per ounce, or 150%). The increase in operating costs was mainly attributable to increased mining costs associated with the sulphide tonnes including long-hole drilling costs ($1.8 million), higher employee costs ($1.1 million), and increased power and ground support costs ($0.8 million).
Gold production for the second quarter of 2010 was 12%, or 22,200 ounces, less than in the first quarter of 2010 mainly due to 11% lower grades and 1% lower recoveries, slightly offset by 5% higher tonnage. Consistent with efforts to fully utilize existing mill capacity, the lower grades experienced were due to increased mining activity in the lower grade sulphide zone and Far East zones and the inclusion of low grade surface stockpiles.
Cash costs for the second quarter of 2010 were 3%, or $10 per ounce, higher than in the prior quarter due to lower volumes of production.
During the second quarter of 2010, the development of the connection drift at the 45 Level between the Campbell and Red Lake complexes was completed as planned. This drift will allow for sharing of resources, optimized ventilation and an exploration platform to drill for offsets from the High Grade zone. Throughout the second quarter of 2010, diamond drilling was carried out to infill and extend the definition of the High Grade Zone down dip below the 49 Level. Further testing of the potential for an open pit resource also continued in Balmertown.
GOLDCORP   |   16

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mines, Canada

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore milled	1,028,100	1,020,200	1,005,100	1,013,900	1,007,700
Average mill head grade (grams/tonne)	2.17	1.98	2.40	2.90	2.68
Average recovery rate (%)	92%	91%	93%	93%	90%
Gold (ounces)
– Produced	67,000	62,100	71,700	90,600	77,700
– Sold	66,900	62,000	71,600	90,800	77,600
Average realized gold price (per ounce)	$1,214	$1,110	$1,103	$959	$932
Total cash costs (per ounce)	$548	$654	$509	$406	$436
Financial Data

Revenues	$81.4	$68.9	$79.1	$87.1	$72.5
Depreciation and depletion	$20.7	$22.4	$19.2	$19.0	$16.0
Earnings from operations	$22.3	$4.9	$20.0	$28.1	$21.0
Expenditures on mining interests	$26.7	$14.6	$14.2	$10.1	$8.9
Gold production for the second quarter of 2010 was 14%, or 10,700 ounces, less than in the second quarter of 2009 mainly due to 19% lower grades, offset by 2% higher mill throughput and improved recoveries. The Hoyle Pond underground operation experienced 8% higher grades primarily due to mining in the high grade VAZ and AFO zones and 5% higher tonnage due to equipment availability. The Dome underground operation experienced 53% lower grades, slightly offset by 14% higher tonnage due to mining in the lower grade bulk zones. As anticipated, the material reclaimed from the stockpiles provided 52% lower grades, slightly offset by 1% lower tonnage.
Cash costs for the second quarter of 2010 were 26%, or $112 per ounce, higher than in the second quarter of 2009 due to lower gold production ($71 per ounce, or 63%) and a stronger Canadian dollar ($51 per ounce, or 46%), offset by lower operating costs ($10 per ounce, or 9%). The decrease in operating costs was mainly attributable to the suspension of the Pamour open pit mining in 2009, reagents and explosives ($1.1 million) and diesel fuel ($0.8 million).
Gold production for the second quarter of 2010 was 8%, or 4,900 ounces, more than in the first quarter of 2010 mainly due to 10% higher grades. In comparison to the prior quarter, the Hoyle Pond underground operation experienced 14% higher grades as new mining horizons came into production and 6% higher tonnage due to sequencing of stope blocks and equipment availability. The Dome underground operation experienced 12% lower grades, offset by 5% higher tonnage due to the mining sequence in the bulk zones. The stockpile reclaim sequence returned to the high and medium grade stockpiles and as a result, the grade of material reclaimed for processing was 4% higher during the second quarter of 2010.
Cash costs for the second quarter of 2010 were 16%, or $106 per ounce, lower than in the prior quarter due to lower operating costs ($57 per ounce, or 54%) and higher gold production ($49 per ounce, or 46%). The decrease in operating costs was attributable to lower employee costs ($2.0 million), contractors ($1.2 million), and general consumables ($0.8 million).
The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly-discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex. During the second quarter of 2010, work progressed on lateral development underground, surface infrastructure upgrades and procurement of key equipment for the project. The key component of the construction involves a new 5.5 meter diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. The planned capital investment of approximately $150
GOLDCORP   |   17

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
million will be incurred over the next four years. Shaft sinking below the 440 metre level will commence mid 2011 with first production expected in late 2014.
Exploration during the second quarter of 2010 focused primarily on the Hoyle Pond underground mine. Drilling focused on lateral mineralization zones, as well as depth extensions of current mining horizons. Positive drilling results continue in both areas.
GOLDCORP   |   18

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore milled	357,900	334,500	337,000	291,800	340,900
Average mill head grade (grams/tonne)	5.39	5.85	5.49	5.51	6.94
Average recovery rate (%)	96%	96%	95%	95%	95%
Gold (ounces)
– Produced	59,400	61,300	56,300	49,800	71,900
– Sold	59,900	60,500	55,500	48,400	72,100
Average realized gold price (per ounce)	$1,201	$1,106	$1,105	$958	$927
Total cash costs (per ounce)	$627	$681	$605	$737	$508
Financial Data

Revenues	$72.0	$67.0	$61.4	$46.4	$66.9
Depreciation and depletion	$8.3	$7.8	$8.3	$8.0	$7.5
Earnings from operations	$23.6	$15.3	$17.2	$1.0	$21.2
Expenditures on mining interests	$19.7	$15.2	$23.9	$23.1	$16.4
Gold production for the second quarter of 2010 was 17%, or 12,500 ounces, less than in the second quarter of 2009 due to 22% lower grades, partially offset by 5% higher mill throughput and 1% improved recoveries. The lower grades resulted from increased mining dilution, in addition to higher grades in the second quarter of 2009 due to a higher proportion of mining in the higher grade areas of the T-Antiform and PG zone. The increased mining dilution resulted from stresses associated with the completion of mining in the T-Antiform which has been mitigated. The higher mill throughput was due to mining from more stope fronts.
Cash costs for the second quarter of 2010 were 23%, or $119 per ounce, higher than in the second quarter of 2009 due to lower gold production ($105 per ounce, or 88%) and a stronger Canadian dollar ($57 per ounce, or 48%), offset by lower operating costs ($43 per ounce, or 36%). The decrease in operating costs was primarily attributable to lower development costs incurred during production ($3.6 million).
Gold production for the second quarter of 2010 was 3%, or 1,900 ounces, less than in the first quarter of 2010 due to 8% lower grades, offset by 7% higher mill throughput. The lower grades were due to mining of lower grade stopes in the T-Antiform and PQ Deeps and increased mining dilution. The southern stopes in the A- and C-blocks of the PQ Deeps also provided lower than planned grades. The higher mill throughput was due to mining from more stope fronts.
Cash costs for the second quarter of 2010 were 8%, or $54 per ounce, lower than in the prior quarter due to lower operating costs ($61 per ounce, or 113%), offset by lower gold production ($7 per ounce, or 13%). The decrease in operating costs was primarily attributable to lower development costs incurred during production ($1.1 million) and reduced propane costs ($0.8 million).
Exploration in the second quarter of 2010 concentrated on infill drilling of the PQ Deeps and T-Antiform zones. A significant new discovery above the PQ Deeps zone occurred during the quarter with multiple intercepts having 6-10 metres true width that were significantly above the average reserve grade. Drilling continues to expand the zone vertically and along the plunge of the new zone.
GOLDCORP   |   19

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
San Dimas mines, Mexico

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore milled	152,200	145,300	166,400	170,800	172,000
Average mill head grade (grams/tonne)
– Gold	4.45	5.47	5.89	5.13	5.04
– Silver	244	273	251	237	241
Average recovery rate (%)
– Gold	97%	98%	98%	98%	97%
– Silver	94%	94%	95%	95%	95%
Produced (ounces)
– Gold	20,900	24,900	30,800	27,500	27,100
– Silver	1,109,700	1,205,800	1,274,700	1,231,800	1,263,900
Sold (ounces)
– Gold	20,500	24,900	30,500	27,400	27,100
– Silver	1,076,400	1,205,700	1,263,500	1,234,200	1,253,600
Average realized price (per ounce)
– Gold	$1,214	$1,104	$1,104	$969	$929
– Silver (1)	$4.04	$4.04	$4.04	$4.02	$4.02
Total cash costs (per gold ounce) (1)	$457	$374	$272	$313	$309
Financial Data

Revenues	$28.3	$31.3	$37.9	$30.6	$29.6
Depreciation and depletion (2)	$0.6	$1.6	$3.3	$0.1	$0.1
Earnings from operations	$13.1	$14.7	$16.8	$13.6	$15.3
Expenditures on mining interests	$6.5	$3.6	$7.9	$5.3	$5.4

(1)	Silver was sold to Silver Wheaton at a price of $4.04 per ounce ($4.02 prior to November 2009). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues.

(2)	Upon classification of San Dimas’ mining interests as held-for-sale on June 1, 2010, depreciation and depletion ceased.
Gold and silver production for the second quarter of 2010 were 23%, or 6,200 ounces, and 12%, or 154,200 ounces, less, respectively, than in the second quarter of 2009 mainly due to 12% lower mill throughput and 12% lower gold grades from the deep Central Block area. The lower mill throughput was primarily due to less ore contained within the development material. In comparison to the second quarter of 2009, San Dimas experienced 1% higher silver grades.
Cash costs for the second quarter of 2010 were 48%, or $148 per ounce, higher than in the second quarter of 2009 due to lower gold production ($103 per ounce, or 70%), higher operating costs ($39 per ounce, or 26%) and a stronger Mexican peso ($6 per ounce, or 4%). The increase in operating costs was mainly attributable to employee costs ($1.2 million).
Gold and silver production for the second quarter of 2010 were 16%, or 4,000 ounces, and 8%, or 96,100 ounces, less, respectively, than in the first quarter of 2010 due to 19% lower gold grades and 11% lower silver grades, offset by 5% higher tonnage. The lower grades were from the Santa Lucia, Soledad, Marina and Robertita veins in the deep Central Block area. The higher tonnage was mainly due to the mining sequence in the Roberta-Robertita vein system of the deep Central Block area.
Cash costs for the second quarter of 2010 were 22%, or $83 per ounce, higher than in the prior quarter primarily due to lower gold production.
On June 1, 2010, certain Goldcorp subsidiaries entered into a letter agreement to sell to Mala Noche or its subsidiaries, the San Dimas Assets and all of the issued and outstanding common shares of Silver Trading in exchange for cash, a promissory note, a convertible
GOLDCORP   |   20

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
promissory note and common shares of Mala Noche for total consideration of $510.0 million. Silver Trading is party to the silver purchase agreement with Silver Wheaton as described below. Goldcorp’s ownership interest in Mala Noche upon closing of the transaction is expected to be approximately 38%, which will be accounted for using the equity method from the date of closing. This transaction is subject to customary conditions. Closing of the transaction is expected to occur on or about July 30, 2010. In connection with the sale of the San Dimas Assets and silver purchase agreement with Silver Wheaton to Mala Noche, Silver Wheaton has agreed to amend the existing silver agreement. Pursuant to the amended agreement, during the first four years after closing of the transaction, Silver Trading will deliver to Silver Wheaton a per annum amount of silver equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess, and Goldcorp shall deliver an additional 1.5 million ounces of silver per annum for approximately $4.00 per ounce (subject to an annual inflationary adjustment). Beginning in the fifth year after closing of the transaction over the life of mine, Silver Trading will deliver to Silver Wheaton a per annum amount of silver equal to the first six million ounces of silver produced at San Dimas and 50% of any excess for approximately $4.00 per ounce (subject to an annual inflationary adjustment). In addition, Goldcorp will guarantee Silver Trading’s obligation to deliver silver produced from the San Dimas mines to Silver Wheaton until October 15, 2029, and make a payment of $0.50 per ounce for any shortfall below 215 million cumulative silver ounces delivered by Silver Trading under its silver purchase agreement with Silver Wheaton by October 15, 2031 (including amounts delivered since October 15, 2004, which as at April 30, 2010 amounted to 37.25 million ounces of silver).
GOLDCORP   |   21

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Los Filos mine, México

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore mined	6,729,600	6,731,200	6,747,300	6,040,000	5,911,300
Tonnes of waste removed	8,979,200	8,241,200	7,184,800	7,062,000	6,788,100
Ratio of waste to ore	1.3	1.2	1.1	1.2	1.2
Tonnes of ore processed	6,783,800	7,021,300	6,839,100	6,135,200	6,013,400
Average grade processed (grams/tonne)	0.71	0.60	0.69	0.63	0.61
Average recovery rate (1)	44%	42%	42%	45%	44%
Gold (ounces)
– Produced	82,600	72,100	60,100	60,200	58,500
– Sold	81,400	72,400	59,700	60,100	58,400
Average realized gold price (per ounce)	$1,202	$1,111	$1,092	$974	$924
Total cash costs (per ounce) (2)	$446	$412	$444	$455	$510
Financial Data

Revenues	$98.8	$81.9	$66.0	$59.5	$54.9
Depreciation and depletion	$13.6	$11.9	$13.5	$9.9	$11.1
Earnings from operations	$46.7	$38.2	$25.6	$22.0	$9.4
Expenditures for mining interests	$18.5	$11.4	$19.8	$12.8	$18.8

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

(2)	Total cash costs reported include the results of the two open pit and underground operations.
Los Filos, which includes the Los Filos and El Bermejal open pits and underground operations, achieved record gold production for the second consecutive quarter with 82,600 gold ounces produced in the second quarter of 2010.
Gold production for the second quarter of 2010 was 41%, or 24,100 ounces, more than in the second quarter of 2009 mainly due to higher grades and tonnage. In comparison to the second quarter of 2009, Los Filos experienced 16% higher grades mainly due to the processing of higher grade underground ore stockpiles and higher grade ore from the Los Filos pit by the crushing and agglomeration plant that was commissioned during the first quarter of 2010. The plant is designed to treat higher-grade ore (from the underground and Los Filos pit operation). The higher tonnage was mainly due to improved ore placing sequence and truck fleet utilization.
Cash costs for the second quarter of 2010 were 13%, or $64 per ounce, lower than in second quarter of 2009 due to higher gold production ($147 per ounce, or 230%), offset by higher operating costs ($78 per ounce, or 122%) and a stronger Mexican peso ($5 per ounce, or 8%). The increase in operating cost was mainly attributable to earthmoving costs associated with increased waste removal ($2.0 million), higher fuel consumption ($1.4 million) and employee costs ($1.0 million).
Gold production for the second quarter of 2010 was 15%, or 10,500 ounces, more than in the first quarter of 2010 mainly due to higher grades processed by the crushing and agglomeration plant as mentioned above. In comparison to the first quarter of 2010, Los Filos experienced 18% higher grades primarily due to processing of underground ore stockpiles, slightly offset by 3% lower tonnage placed on the leach pad due to the mining and hauling sequence adjustment required to feed the crushing and agglomeration plant. At June 30, 2010, 25% of the material under leach was from the crushing and agglomeration plant.
Cash costs for the second quarter of 2010 were 8%, or $34 per ounce, higher than in the first quarter of 2010 due to higher operating costs ($81 per ounce, or 238%), offset by higher gold production ($47 per ounce, or 138%). The increase in operating costs is mainly due to processing of low grade ounces stacked on the leach pad and high grade ore stockpiled in the prior quarter with higher average costs.

GOLDCORP   |   22

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
The 2010 exploration program at Los Filos is progressing well on schedule with a focus on the extension of El Bermejal pit to the north and the continuity of the Los Filos ore body towards the 4P area.

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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore mined	618,400	692,600	592,600	586,400	630,700
Tonnes of waste removed	1,125,300	1,613,700	1,766,700	1,110,100	925,700
Ratio of waste to ore	1.8	2.3	3.0	1.9	1.5
Tonnes of ore milled	510,700	488,600	507,000	530,600	544,000
Average mill head grade (grams/tonne)	2.6	2.31	2.25	2.86	3.22
Average recovery rate (%)	94%	93%	93%	93%	94%
Gold (ounces)
– Produced	39,300	33,700	34,200	45,500	53,100
– Sold	39,100	33,800	34,200	46,000	53,500
Average realized gold price (per ounce)	$1,205	$1,102	$1,103	$964	$915
Total cash costs (per ounce)	$299	$352	$371	$220	$185
Financial Data

Revenues	$47.3	$37.4	$38.0	$44.6	$49.0
Depreciation and depletion	$17.0	$14.5	$15.4	$20.3	$26.7
Earnings from operations	$17.7	$10.2	$9.0	$13.4	$12.1
Expenditures on mining interests	$2.3	$2.1	$1.0	$1.0	$3.0
Gold production for the second quarter of 2010 was 26%, or 13,800 ounces, less than in the second quarter of 2009, mainly due to lower grades as planned. El Sauzal is in the latter years of its mine life and the anticipated decline in production is occurring.
Cash costs for the second quarter of 2010 were 62%, or $114 per ounce, higher than in the second quarter of 2009 due to lower gold production ($69 per ounce, or 61%), higher operating costs ($38 per ounce, or 33%) and a stronger Mexican peso ($7 per ounce, or 6%). The increase in operating costs was attributable to higher consumption of mining consumables ($0.6 million), additional equipment leases and diesel fuel consumption for waste removal at the Trini pit ($0.4 million), higher employee costs ($0.4 million) and higher power costs ($0.3 million).
Stripping of the Trini pit commenced early in the second quarter of 2010. With a reserve of more than 50,000 ounces, mining of this pit is expected to encounter its first ore in the third quarter of 2010 with ore being fed to the mill early in 2011.
Gold production for the second quarter of 2010 was 17%, or 5,600 ounces, more than in the first quarter of 2010 mainly due to higher grades.
Cash costs for the second quarter of 2010 were 15%, or $53 per ounce, lower than in the first quarter of 2010 due to higher gold production ($50 per ounce, or 94%) and lower operating costs ($3 per ounce, or 6%). The decrease in operating costs was attributable to lower equipment maintenance ($0.7 million), fewer trucks rented ($0.4 million) and lower stripping costs ($0.4 million).

GOLDCORP   |   24

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore milled	374,600	470,700	552,400	536,300	540,800
Average mill head grade (grams/tonne)
– Gold	5.94	4.78	4.83	4.29	4.04
– Silver	136	109	99	92	81
Average recovery rate (%)
– Gold	96%	95%	93%	93%	91%
– Silver	85%	78%	77%	70%	64%
Produced (ounces)
– Gold	71,500	68,900	78,600	68,800	63,000
– Silver	1,437,700	1,254,300	1,331,200	1,083,200	884,900
Sold (ounces)
– Gold	72,300	70,500	75,900	69,000	62,000
– Silver	1,424,500	1,290,100	1,272,000	1,152,700	799,800
Average realized price (per ounce)
– Gold	$1,206	$1,113	$1,108	$965	$927
– Silver	$18.54	$17.24	$17.59	$14.96	$13.76
Total cash costs (per ounce) (1)	$48	$109	$129	$185	$250
Financial Data

Revenues	$113.6	$100.7	$106.4	$83.9	$68.5
Depreciation and depletion	$23.3	$22.1	$22.6	$20.8	$18.3
Earnings from operations	$59.8	$48.0	$51.3	$33.2	$23.5
Expenditures on mining interests	$21.7	$9.8	$12.5	$8.0	$13.4

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver was treated as a co-product, average total cash costs at Marlin for the three months ended June 30, 2010, would be $319 per ounce of gold and $4.77 per ounce of silver (three months ended June 30, 2009 — $359 and $5.23, respectively).

Gold and silver production for the second quarter of 2010 were 13%, or 8,500 ounces, and 62%, or 552,800 ounces, more than in the second quarter of 2009 due to 47% and 68% higher gold and silver grades, respectively, and 5% and 33% higher gold and silver recoveries, respectively, offset by 31% lower tonnage. The higher recoveries were due to improvements in processing and the Merrill Crowe circuit. The higher grades and lower tonnage were consistent with the modified mine plan which will maintain production levels with a focus on higher grades and lower tonnage to reduce the generation of tailings until the third quarter of 2011 while the construction of a tailings filter plant is being completed.
Cash costs for the second quarter of 2010 were 81%, or $202 per ounce, lower than in the second quarter of 2009 due to higher silver by-product sales credits ($189 per ounce, or 93%) and higher gold production ($60 per ounce, or 30%), offset by higher operating costs ($47 per ounce, or 23%). The increase in operating costs was primarily attributable to increased contractors ($1.3 million), royalties and community related expenses ($1.2 million), fuel costs ($1.0 million) and employee costs ($0.7 million), partially offset by lower costs for mining consumables and maintenance ($1.2 million).

GOLDCORP   |   25

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Gold and silver production for the second quarter of 2010 were 4%, or 2,600 ounces, and 15%, or 183,400 ounces, more than in the first quarter of 2010 due to 24% and 25% higher gold and silver grades, respectively, and 1% and 9% higher gold and silver recoveries, respectively, offset by 20% lower tonnage. The higher recoveries were due to improvements in processing and the Merrill Crowe circuit. The higher grades and lower tonnage were as planned as mentioned above.
Cash costs for the second quarter of 2010 were 56%, or $61 per ounce, lower than in the prior quarter due to higher silver by-product sales credits ($50 per ounce, or 82%), higher gold production ($10 per ounce, or 16%) and lower operating costs ($1 per ounce, or 2%).
Due to alleged environmental and public health concerns, on May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, called on the government of Guatemala to suspend mining activity at Marlin. The government has agreed to comply with the IACHR’s request by initiating the applicable administrative process under the laws of Guatemala to further investigate the allegations on which the IACHR’s suspension request is based. The response of the Guatemalan government expressly confirmed that studies conducted by the Ministry of Health, Ministry of Environment and Natural Resources and Ministry of Energy and Mines in Guatemala demonstrate there is no evidence of pollution or ill effects to health or the environment as a result of operations at Marlin. The government of Guatemala also stated that an assessment by the Ministry of Health and Social Welfare did not detect any disease linked to suspected contamination produced by the Marlin mine. Goldcorp’s management believes the IACHR’s action is based on environmental allegations that are entirely without merit. While the government’s administrative process is underway, the Company expects normal operations at Marlin to continue.

GOLDCORP   |   26

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest — 37.5%)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore mined	2,938,400	2,260,900	3,557,400	2,301,800	2,950,800
Tonnes of waste removed	5,340,100	5,974,200	5,199,900	5,491,700	5,555,600
Ratio of waste to ore	1.8	2.6	1.5	2.4	1.9
Tonnes of ore milled	3,547,600	3,514,100	3,556,600	3,424,100	3,753,000
Average mill head grade
– Gold (grams/tonne)	0.43	0.51	0.43	0.39	0.53
– Copper (%)	0.44%	0.54%	0.48%	0.38%	0.47%
Average recovery rate (%)
– Gold	70%	72%	67%	68%	73%
– Copper	81%	85%	87%	79%	84%
Produced
– Gold (ounces)	34,400	41,300	34,600	29,500	46,900
– Copper (thousands of pounds)	28,000	35,300	32,400	22,700	32,600
Sold
– Gold (ounces)	46,900	30,800	32,700	33,600	47,100
– Copper (thousands of pounds)	36,500	24,500	31,300	24,300	32,900
Average realized price
– Gold (per ounce)	$1,250	$1,119	$1,140	$1,006	$930
– Copper (per pound)	$2.55	$3.58	$3.69	$3.63	$2.73
Total cash costs (per gold ounce) (1)	$102	$(961)	$(1,333)	$(823)	$(559)
Financial Data

Revenues	$148.1	$124.0	$152.5	$119.6	$128.7
Depreciation and depletion	$20.6	$15.6	$17.6	$15.9	$18.3
Earnings from operations	$33.6	$53.9	$58.4	$37.5	$32.9
Expenditures on mining interests	$3.1	$2.5	$3.4	$1.9	$3.8

(1)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper was treated as a co-product, total cash costs for the three months ended June 30, 2010 would be $770 per ounce of gold and $1.70 per pound of copper (three months ended June 30, 2009 — $406 and $1.38, respectively).

Goldcorp’s share of Alumbrera’s gold production for the second quarter of 2010 was 27%, or 12,500 ounces, less than the second quarter of 2009. Goldcorp’s share of Alumbrera’s copper production for the second quarter of 2010 was 14%, or 4.6 million pounds, less than in the second quarter of 2009. Gold and copper production declined due to 19% and 6% lower gold and copper grades, respectively, 5% lower tonnes milled and 4% lower gold and copper recoveries, respectively. The anticipated lower grades were due to processing of lower grade ore from the early stages of Phase 10 during the second quarter of 2010, as compared to higher grade ore from Phases 8 and 9 in the second quarter of 2009. The lower tonnes milled were due to planned and unplanned plant shutdowns during the second quarter of 2010 for repairs to the mill liners and longer than anticipated crusher maintenance. The lower recoveries were due to the lower grades and higher proportion of oxide stockpiled ore being processed.
Cash costs for the second quarter of 2010 were 118%, or $661 per ounce, higher than in the second quarter of 2009 due to higher operating costs ($533 per ounce, or 81%) and higher YMAD net proceeds payments ($204 per ounce, or 31%), offset by higher copper by-product sales credits ($76 per ounce, or 12%). The increase in operating costs was primarily due to the inclusion of export retention

GOLDCORP   |   27

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
taxes in cash costs effective January 1, 2010 ($13.1 million) and higher transport costs, employee costs, fuel prices and maintenance costs, partially offset by lower costs for mining consumables.
Goldcorp’s share of Alumbrera’s gold and copper production for the second quarter of 2010 was 17%, or 6,900 ounces, and 21%, or 7.3 million pounds, less than in the first quarter of 2010. In comparison to the prior quarter, Alumbrera experienced 16% and 19% lower gold and copper grades, respectively, and 3% and 5% lower gold and copper recoveries, respectively, due to lower grade ore from the commencement of Phase 10 and a higher proportion of oxide stockpiled ore being processed. Total ore mined was 30% higher than the prior quarter due to mining more ore from Phase 10 which were stockpiled at the end of the period.
The provisional pricing impact of lower realized copper prices during the second quarter of 2010 was $19.7 million, or $421 per ounce, of which a negative $14.3 million impact, or $305 per ounce, related to copper sales in the first quarter of 2010 that settled in the second quarter of 2010.
Cash costs for the second quarter of 2010 were 111%, or $1,063 per ounce, higher than in the first quarter of 2010 due to lower copper by-product sales credits resulting mainly from lower copper prices ($856 per ounce, or 80%), higher operating costs ($133 per ounce, or 13%) and higher YMAD net proceeds payments ($74 per ounce, or 7%). The increase in operating costs was primarily due to higher transport costs, maintenance costs, export retention taxes, employee costs, contractors and power costs.
Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention tax. Alumbrera continues to contest the payment of this retention tax and dialogue with the government is ongoing. The impact of the retention tax in the second quarter of 2010 was $13.1 million, which has been included in cash costs. The total amount of retention tax paid to date which remains in dispute amounts to $123.4 million (Goldcorp’s share).

GOLDCORP   |   28

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest — 66.7%)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore mined	661,400	1,959,800	2,051,800	2,624,200	2,044,500
Tonnes of waste removed	8,608,300	6,462,900	5,077,300	4,261,400	5,105,100
Ratio of waste to ore	13.0	3.3	2.5	1.6	2.5
Tonnes of ore processed	661,400	1,959,800	2,051,800	2,624,200	2,044,500
Average grade processed (grams/tonne)	0.51	0.65	0.84	0.64	0.50
Average recovery rate (%)	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	16,900	30,500	31,900	29,900	19,500
– Sold	17,800	30,700	31,400	29,000	19,600
Average realized gold price (per ounce)	$1,195	$1,110	$1,111	$964	$931
Total cash costs (per ounce)	$686	$507	$482	$542	$725
Financial Data

Revenues	$21.4	$34.0	$35.0	$28.0	$18.2
Depreciation and depletion	$3.5	$5.1	$4.5	$4.3	$3.0
Earnings from operations	$4.3	$11.9	$13.5	$7.4	$0.6
Expenditures on mining interests	$5.6	$3.0	$2.8	$9.3	$15.4
Goldcorp’s share of Marigold’s gold production for the second quarter of 2010 was 13%, or 2,600 ounces, less than in the second quarter of 2009. Ore body model reconciliation issues and the resulting higher strip ratio during the quarter led to less ore being mined as the sequence shifted to the upper levels of the Basalt Phase 7 Pit. Infill drilling and new modeling of this area have been completed. Based on the revised ore body model, production in the second half of 2010 is expected to be similar to the first half. Total tonnes mined during the second quarter of 2010 were 30% higher than in the second quarter of 2009 due to an expanded truck fleet, which includes the seven new 300-tonne haul trucks commissioned during the third quarter of 2009.
Cash costs for the second quarter of 2010 were 5%, or $39 per ounce, lower than in the second quarter of 2009 due to higher ounces stacked in the prior quarters resulting in lower average costs for ounces produced during the current quarter, slightly offset by higher operating costs. The increase in operating costs was mainly attributable to increased fuel and tire consumption as more material is being mined.
Gold production during the second quarter of 2010 was 45%, or 13,600 ounces, less than in the first quarter of 2010 due to a 74% decrease in ounces stacked on the leach pad. The decrease in ounces stacked on the leach pad resulted from the higher strip ratio and less than expected ore encountered.
Cash costs for the second quarter of 2010 were 35%, or $179 per ounce, higher than in the first quarter of 2010 primarily due to lower gold production, slightly offset by lower maintenance costs.
Exploration during the second quarter of 2010 focused on the Pediment and Red Dot areas. Geological modeling of the Target II, Target III and Red Dot deposits continued.

GOLDCORP   |   29

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Wharf Mine, United States

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2010	2010	2009	2009	2009

Tonnes of ore mined	589,000	883,700	815,900	681,900	582,200
Tonnes of ore processed	716,000	783,900	756,900	804,500	680,000
Average grade processed (grams/tonne)	0.76	0.86	0.82	0.87	0.85
Average recovery rate (%)	77%	72%	71%	70%	71%
Gold (ounces)
– Produced	19,400	18,300	16,400	17,300	18,700
– Sold	22,000	14,100	18,500	17,700	18,900
Average realized gold price (per ounce)	$1,200	$1,110	$1,094	$955	$924
Total cash costs (per ounce)	$556	$562	$805	$665	$596
Financial Data

Revenues	$27.3	$16.4	$20.8	$17.9	$18.5
Depreciation and depletion	$1.9	$1.6	$2.3	$1.8	$2.1
Earnings from operations	$11.8	$5.8	$3.1	$3.3	$3.9
Expenditures on mining interests	$0.5	$0.7	$0.5	$0.3	$0.5
Gold production for the second quarter of 2010 was 4%, or 700 ounces, more than in the second quarter of 2009. In comparison to the second quarter of 2009, Wharf experienced 5% higher tonnes processed and 8% higher recoveries, offset by 11% lower grades. The higher tonnes processed resulted mainly from favorable crushing conditions due to weather. The higher recoveries were mainly due to improved pad management, plant upgrades and a higher proportion of porphyry ore which has a higher natural recovery. The lower grades from the American Eagle pit were as planned.
Cash costs for the second quarter of 2010 were 7%, or $40 per ounce, lower than in the second quarter of 2009 due to higher gold production.
Gold production for the second quarter of 2010 was 6%, or 1,100 ounces, more than in the first quarter of 2010 due to 7% higher recoveries as mentioned above, offset by 12% lower grades as planned and 9% lower tonnes processed. The lower tonnes processed were due to weather conditions and power interruptions.
Cash costs for the second quarter of 2010 were consistent with the prior quarter.

GOLDCORP   |   30

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Peñasquito Project, Mexico
Peñasquito is a 100% owned development project consisting of two open pits, Peñasco and Chile Colorado. Peñasquito is currently producing oxide and sulphide ore from the Peñasco pit. The oxide ore, which is ancillary to the primary operation, is directly hauled to a leach facility which commenced pre-commissioning production in the second quarter of 2008. The sulphide ore is hauled to the line 1 mill (“Line 1”), which commenced pre-commissioning production in the fourth quarter of 2009, Line 2, which commenced pre-commissioning production late in the second quarter of 2010, and to stockpiles. Upon completion of the commissioning of Line 2 and the high pressure grinding rolls (“HPGR”), Peñasquito’s processing facility will ramp up to a rate of 130,000 tonnes per day. Following ramp-up, annual production over the life of mine (estimated at 22 years) is expected to average approximately 500,000 ounces of gold, 28 million ounces of silver, 200 million pounds of lead and over 450 million pounds of zinc. In December 2009, new reserves were calculated using the latest exploration data and the deposit now contains 17.8 million ounces of proven and probable gold reserves, 4.5 million ounces of measured and indicated gold resources and 1.2 million ounces of inferred gold resources. Peñasquito also contains 1.1 billion ounces of proven and probable silver reserves, 391.0 million ounces of measured and indicated silver resources and 81.6 million ounces of inferred silver resources. In addition, Peñasquito contains 7.2 billion and 15.9 billion pounds of proven and probable lead and zinc reserves, respectively, 2.7 billion and 9.1 billion pounds of measured and indicated lead and zinc resources, respectively, and 0.8 billion and 1.6 billion pounds of lead and zinc inferred resources, respectively.
Construction — Project status
On June 14, 2010, Line 2 achieved mechanical completion ahead of its previously expected third quarter completion date. Highlights during the second quarter of 2010 were:
•
At quarter-end, Line 2 was in the commissioning phase and ramping up towards the designed 50,000 tonne-per-day capacity. Line 1 is regularly operating at designed daily throughput of 50,000 tonnes and with minimal contribution from Line 2 ore, mill throughput for the second quarter averaged almost 47,500 tonnes per day.

•	Lead and zinc concentrate grades and quality and gold/silver/lead/zinc recoveries continue to meet or exceed expectations.

•	Average mining rates continue to meet or exceed expectations.

•	Full production ramp-up to designed 130,000 tonne per day capacity remains on track for early 2011.
Upon the successful completion of commissioning of Line 2 expected in the third quarter of 2010, Peñasquito will be considered to have reached operating levels intended by management and proceeds from sales of metal concentrates and metals from the ancillary heap leach operations will then be recognized as revenues.
At June 30, 2010, total project expenditures and commitments, excluding sustaining capital and pre-operating expenditures are $1.6 billion, of which $1.5 billion is spent and $50 million is committed. Sustaining capital spent and pre-operating expenditures (oxide and sulphide expenditures, net of respective revenues) at June 30, 2010 are $180.8 million and $21.8 million, respectively. The current capital estimate to mechanical completion remains at approximately 10% above the November 2007 updated feasibility $1.49 billion estimate, excluding sustaining capital and pre-operating expenditures.
GOLDCORP   |   31

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)

	Three Months Ended
	June 30	March 31
Operating Data	2010	2010
Tonnes of ore mined	5,522,500	6,300,000
Tonnes of waste removed	39,572,100	37,000,000
Ratio of waste to ore	7.2	5.9
Average head grade
Gold (grams/tonne)	0.24	0.26
Silver (grams/tonne)	29.70	25.60
Lead (%)	0.42	0.34
Zinc (%)	0.70	0.53
Sulphide Ore
Tonnes of ore milled	4,316,700	3,000,000
Average recovery rate (%)
Gold	51%	50%
Silver	61%	61%
Lead	59%	59%
Zinc	64%	61%
Produced
Lead Concentrate (DMT)	17,500	9,600
Zinc Concentrate (DMT)	32,000	16,700
Gold (ounces)	17,000	11,400
Silver (ounces)	2,396,000	1,352,900
Lead (thousands of pounds)	22,200	11,800
Zinc (thousands of pounds)	34,500	17,500
Oxide Ore
Tonnes of ore processed	2,024,200	3,000,000
Produced
Gold (ounces)	22,100	19,300
Silver (ounces)	802,800	725,300
Sulphide & Oxide Ores — Produced
Gold (ounces)	39,100	30,700
Silver (ounces)	3,198,800	2,078,200
Lead (thousands of pounds)	22,200	11,800
Zinc (thousands of pounds)	34,500	17,500
Sulfide and Oxide Ores — Sold
Gold (ounces)	38,400	28,300
Silver (ounces)	3,293,800	1,976,900
Lead (thousands of pounds)	23,000	11,100
Zinc (thousands of pounds)	32,900	14,300
Average realized prices
Gold (per ounce)	$1,228	$1,109
Silver (per ounce) (1)	$15.86	$14.77
Lead (per pound)	$0.79	$0.96
Zinc (per pound)	$0.80	$0.96
Financial Data
Sales revenues credited to mining interests, excluding treatment and refining charges on concentrate sales	$149.9	$89.3
Expenditures on mining interests, including deposits	$29.3	$87.3
Mining cost per tonne ($)	$1.14	$1.09
Milling cost per tonne ($)	$8.27	$7.36
General and administration cost per tonne milled ($)	$2.36	$4.21
Off-site cost per tonne sold (lead) ($) (2)	$439	$433
Off-site cost per tonne sold (zinc) ($) (2)	$352	$382

(1)	Includes silver sold to Silver Wheaton at $4.04 per ounce.

(2)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.
GOLDCORP   |   32

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Pre-Operations Results
Peñasquito will produce both lead and zinc concentrates over its 22-year mine life, with most of the gold and silver production designed to report to the lead concentrate. Gold production is expected to ramp up throughout 2010, on track toward previously issued guidance of 180,000 ounces of gold for the year, as the proportion of higher quality sulphide ore increases. For the second quarter of 2010, silver, lead and zinc production met or exceeded expectations. Concentrate qualities continue to meet commercial specifications, and at costs that were in line with expectations during ramp-up. Pre-operations costs (mining, processing, general and administrative) reflect post-commissioning costs for Line 1 and pre-commissioning and commissioning activities of Line 2.
The heap leach operation produced pre-commissioning production of 22,100 ounces of gold and 802,800 ounces of silver, with total costs of $6.2 million ($40.7 million project to date). These costs were capitalized and proceeds from sales during the pre-commissioning production phase were offset against capitalized mining costs which are included in pre-operating expenditures.
Related to the construction of processing facilities — Line 2 and High-Pressure Grinding Rolls
•	Mechanical completion of Line 2 was achieved on June 14, 2010. Since that time, Line 2 has processed as high as 52,600 tonnes per day.

•
Construction continues on the HPGR area of the concentrator. The majority of components for the HPGR circuit are on site with mechanical completion expected during the fourth quarter of 2010. Following a ramp-up period, Peñasquito processing is expected to reach the full 130,000 tonnes per day capacity early in 2011.

GOLDCORP   |   33

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Noche Buena Project, Mexico
The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. With reported measured and indicated resources of 530,000 gold ounces and 18,400,000 silver ounces, the Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.
A scoping study is in process and samples have been collected for metallurgical testing to occur in the third quarter of 2010. In-fill drilling is currently in progress in order to facilitate a feasibility-level resource calculation of both oxide and sulphide material. The deposit remains open to the south and at depth within the Peñasquito-style sulphides.
Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine. Its 3,389-square kilometre land position includes the Represa deposit, which has reported measured and indicated resources of 3.4 million gold ounces and 60.7 million silver ounces. Total inferred resources are 0.5 million ounces of gold and 7.6 million ounces of silver.
At the Camino Rojo project, re-logging of 35,000 metres of drill core and RC chips was completed for better definition of the oxide, transitional and sulphide zones at the Represa deposit. Gold domains, faults and dikes were interpreted on 25 cross sections at 50 metre spacing. Negotiations with local communities for surface rights and exploration remain positive. Airborne geophysics is planned for the third quarter of 2010.
Éléonore Project, Canada
The Éléonore project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2009, the deposit contained 3.2 million ounces of measured and indicated gold resources at an average grade of 11.92 grams per tonne and 6.3 million ounces of inferred gold resources at an average grade of 12.93 grams per tonne.
The 2010 exploration drill program continued with a concentration on identifying and defining new ore zones within the hanging wall stratigraphy close to the exploration shaft. The program also focuses on the definition of the edge of the main Roberto deposit. Initial assay results for the hanging wall drilling obtained during the second quarter of 2010 are encouraging and follow-up drilling is underway to better define the best intercepts. During the remainder of 2010, exploration will also focus on identifying new drill targets on the Éléonore concession outside of the main Roberto ore body.
Sinking of the 725 metre deep exploration shaft progressed on schedule during the second quarter of 2010 with completion targeted for the third quarter of 2012. Work with respect to delivering grid power to the site by the third quarter of 2010 continued on schedule. Work progressed with respect to updating of the pre-feasibility study, which will facilitate a construction decision on the Éléonore project by the 2010 year-end.
Capital expenditures during the second quarter of 2010 amounted to $26.3 million. Cumulative expenditures to date amounted to $277.9 million.
GOLDCORP   |   34

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Cochenour Project, Canada
The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down-dip from Goldcorp’s historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. In 2009, a surface drilling program identified strong gold intercepts in the Gap zone between the bottom of the historic Cochenour mine and the top of the Bruce Channel exploration drilling. The intercepts are the latest results in support of a contiguous and significant deposit. For budgeting and planning purposes, the Company has estimated the Cochenour project as a mineable deposit of 5 million gold ounces.
During the second quarter of 2010, exploration continued with drilling from the old underground workings at the 2050’ Level to test the GAP zone and the upper portions of the Bruce Channel and Cochenour deposits. Driving of the 5 kilometre high speed haulage drift continued with 12% (2,315 feet) of the critical path development completed at the end of the second quarter of 2010. A 1450 metre deep diamond drill shaft pilot-hole was completed to evaluate the potential for deepening the Cochenour shaft.
Capital expenditures during the second quarter of 2010 amounted to $12.9 million, included in total expenditures on mining interests for Red Lake, consisting of exploration and construction of the high speed haulage drift. Cumulative expenditures to date amounted to $56.7 million.
Cerro Blanco Project, Guatemala
The Cerro Blanco project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2009, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne. The Company will use the remainder of 2010 to demonstrate several key concepts at Cerro Blanco in preparation for a mid-2011 project feasibility study. Mining of two drifts, from the north and south ends of the deposit (1,315 metres in total), and declining into the ore body will determine the ability to mine underground in this geothermal area. In parallel, advance dewatering will determine the long-term viability of the dewatering approach. Samples for metallurgical testing will be collected from the underground workings to confirm the process methodology.
During the first two quarters of 2010, mining of the two declines advanced to a total of 757 metres, with a further 558 metres remaining to connect the two declines at the centre of the ore body. Additionally, 207 metres of lateral development to access mineralized zones and drill stations were completed at the end of the second quarter of 2010. Construction of a water treatment plant was completed as planned during the second quarter of 2010 and will be commissioned in the third quarter of 2010. Ventilation raises are planned for construction during the third quarter of 2010.
A geothermal resource with the potential to generate a significant quantity of geothermal power is located adjacent to the ore body. Drilling of this resource commenced late in 2008 and the fourth well was completed in the third quarter of 2009. An analysis of the test results completed during the first quarter of 2010 showed good potential for geothermal power production and dewatering of the mine by targeting the shallow geothermal reservoir just east of the mine site. Three dewatering/geothermal production wells that are 800 to 1,000 metres in depth are planned for 2010. The rig was mobilized to site during the second quarter of 2010 and drilling is scheduled to begin in the third quarter of 2010.
GOLDCORP   |   35

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest — 40%)
Pueblo Viejo is a 23.7 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.5 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.
The Pueblo Viejo project in the Dominican Republic is advancing in line with its $3.0 billion capital budget (100% basis) and initial production continues to be anticipated for the fourth quarter of 2011. Goldcorp’s share of estimated annual gold production in the first five years of operation is expected to average 415,000 — 450,000 ounces at total cash costs of $250 — $275 per ounce.
At the end of the second quarter of 2010, overall construction was more than 25% complete, approximately 70% of the capital had been committed and engineering and procurement by major EPCM contractors were 95% complete. Approximately 92,000 cubic meters of concrete, representing 60% of the total, have been poured and 5,000 tonnes of steel, representing approximately 30% of the total, have been erected. Two of the four autoclaves are in the country with one expected to arrive at the site imminently, and all four mills have been installed on their footings. Work continues toward achieving key milestones including the connection of power to the site, which is necessary to commence commissioning activities in the second half of 2011.
Goldcorp has invested $576.6 million, $90.3 million of which related to the initial acquisition cost in 2006, with the balance of $486.3 million being funds invested to finance ongoing project development activities, which is net of the partial return of invested capital received during the first quarter of 2010. In April 2010, the terms for $1.035 billion in project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share) were finalized with a lending syndicate comprised of international financial institutions including export credit agencies and commercial banks. Barrick and Goldcorp have each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and will be subject to a carve-out for certain political risk events. In June 2010, $781.5 million was drawn under the facility ($312.6 million — Goldcorp’s share) which will be used to fund ongoing construction at the project.
In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action.
GOLDCORP   |   36

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
El Morro Project — Chile (Goldcorp’s interest — 70%)
El Morro is an advanced stage gold/copper project located in north-central Chile, Atacama Region, and approximately 80 kilometres east of the city of Vallenar. El Morro is a world-class project with significant gold and copper expected at low costs over a long mine life, together with significant organic growth potential within a large property position in one of the best mining jurisdictions in the world. On a 100% basis, the El Morro project contains proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper.
When Goldcorp acquired 70% of the El Morro property in February 2010, the Environmental Impact Assessment (EIA) necessary for the project permitting to proceed had already been submitted. The EIA review process being conducted by the government authorities continues to advance with approval anticipated late in 2010.
Work is currently underway reviewing the plant flowsheet and equipment selection and an analysis of power supply options for the project is also in progress. A review of the existing feasibility study will be completed before the 2010 year-end with a view to making a construction decision as soon as possible thereafter.
GOLDCORP   |   37

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Corporate administration	$44.4	$35.5	$82.8	$65.5
Exploration	$15.0	$6.5	$29.1	$14.6
Included in corporate administration is stock based compensation expense of $15.2 million and $25.4 million for the three and six months ended June 30, 2010, respectively (three and six months ended June 30, 2009 — $12.4 million and $21.9 million, respectively). Excluding stock based compensation expense, corporate administration for the three and six months ended June 30, 2010 increased by $6.1 million and $13.8 million compared to the three and six months ended June 30, 2009, respectively, due to an increase in corporate activities. Stock based compensation expense for the three and six months ended June 30, 2010 were $2.8 million and $3.5 million higher than in the three and six months ended June 30, 2009, respectively, due to the issuance of 5.9 million stock options and 0.3 million restricted share units during the second quarter of 2010 and the vesting of previously issued stock options and RSU’s.
Exploration costs for the three and six months ended June 30, 2010 were $8.5 million and $14.5 million higher than in the three and six months ended June 30, 2009, respectively, due to a renewed focus on drilling programs in line with the Company’s 2010 plan.
OTHER INCOME (EXPENSES)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009
Interest income and other expenses, net	$(6.7)	$(4.7)	$(17.8)	$(5.0)
Interest expense and finance fees	(12.0)	(24.0)	(23.7)	(24.5)
Gain on non-hedge derivatives, net	3.5	8.7	16.6	9.7
Gain (loss) on securities, net	(0.5)	0.1	(0.5)	0.4
Gain on dispositions of mining interests, net	426.0	—	407.3	—
Dilution loss, net	—	—	—	(0.7)
Gain (loss) on foreign exchange, net	192.0	(326.3)	(20.2)	(209.6)

	$602.3	$(346.2)	$361.7	$(229.7)

Interest income and other expenses, net, increased by $12.8 million for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009 primarily due to $9.4 million of transaction costs expensed relating to the acquisitions of the Camino Rojo and El Morro projects during the first quarter of 2010.
Interest expense and finance fees for the three months ended June 30, 2010 were $12.0 million lower than in the three months ended June 30, 2009 primarily due to $18.7 million of transaction costs expensed in the second quarter of 2009 relating to the issuance of the convertible senior notes, offset by higher interest during the second quarter of 2010 from higher average outstanding debt balances.
As discussed under “Financial Instruments and Related Risks” below, the Company has entered into foreign currency, heating oil, copper and zinc contracts. These contracts are marked-to-market at the end of each period with changes in fair value recorded in earnings for the period. A net gain of $3.5 million and 16.6 million was realized during the three and six months ended June 30, 2010, respectively, comprised of realized gains of $4.1 million and $1.8 million, respectively, and unrealized mark-to-market losses of $0.6 million and unrealized mark-to-market gains of $14.8 million, respectively.
GOLDCORP   |   38

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
During the three months ended June 30, 2010, the Company recognized a net gain of $426.0 million before tax from the dispositions of the Escobal silver project ($484.1 million gain before tax), a certain exploration property in Mexico ($63.7 million loss before tax) and certain land in Wharf ($5.6 million gain before tax). During the three months ended March 31, 2010, the Company recognized a loss of $18.7 million before tax on the disposition of El Limón.
The Company recorded a $192.0 million gain on foreign exchange, net, during the three months ended June 30, 2010 resulting primarily from the impact of the weakening of the Canadian dollar and Mexican peso when compared to the prior period end. The Company recorded a $20.2 million loss on foreign exchange, net, during the six months ended June 30, 2010 resulting primarily from the impact of the strengthening of the Mexican peso when compared to the prior year end, slightly offset by the weakening of the Canadian dollar when compared to the prior year. At June 30, 2010, the Company had $3.9 billion of future income tax liabilities, net, which arose from acquisitions of mining interests and are considered monetary items translated each period end at current exchange rates.
INCOME AND MINING TAXES
Income and mining taxes for the three and six months ended June 30, 2010 totaled $78.8 million and $156.0 million, respectively (three and six months ended June 30, 2009 -$41.5 million and $68.6 million, respectively), approximately 10.6% and 15.8% of earnings before taxes, foreign exchange loss from translation of future income tax assets and liabilities, dilution loss and gains and stock option expense, which are not subject to taxation, deductible, or likely to be utilized (three and six months ended June 30, 2009 — 32.7% and 20.5%, respectively).
The lower effective tax rate for the three months ended June 30, 2010, as compared to the three months ended June 30, 2009, is primarily due to the gain on the disposition of Escobal being subject to a lower effective tax rate. The lower effective tax rate for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, is primarily due to the gain on the disposition of Escobal being subject to a lower effective tax rate, partially offset by the current year impact of the increase in the Mexican income tax rate from 28% to 30%. The rate for the six months ended June 30, 2009 is lower than the effective rate normally expected primarily due to the favorable tax impacts of the additional tax benefits recognized in 2009 from the harmonization of Ontario corporate income tax with the Federal tax system and the final settlement of certain tax audit issues. Adjusted for these and other items, the effective tax rate for the three months ended June 30, 2010 and 2009 would be 30.7% and 32.7%, respectively (six months ended June 30, 2010 and 2009 — 29.7% and 26.0%, respectively).
GOLDCORP   |   39

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
NON-CONTROLLING INTERESTS
Non-controlling interests at June 30, 2010 relate to the minority interests in Terrane and the El Morro project. On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70.0 million ($69.8 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30.0 million ($29.9 million). These issuances resulted in a decrease in Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis — 52.4%) and gave rise to an increase in non-controlling interests of $50.0 million. An adjustment was made to increase retained earnings directly by $15.3 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received in accordance with CICA Handbook Section 1582.
At June 30, 2010, Goldcorp had a controlling interest in Terrane and accordingly the results of Terrane are included in the results of Goldcorp for the three and six months ended June 30, 2010.
The non-controlling interests’ share of the net loss for Terrane for the three and six months ended June 30, 2010 amounted to $1.6 million and $2.0 million, respectively (three and six months ended June 30, 2009 —$0.8 million and $0.5 million, respectively). The net loss for the El Morro project for the three months ended June 30, 2010 and period between February 16, 2010, the acquisition date, and June 30, 2010 were negligible.
GOLDCORP   |   40

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE — TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per gold ounce to operating expenses per the consolidated financial statements for the three and six months ended June 30:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Operating expenses per consolidated financial statements (1)	$343.9	$303.5	$645.3	$562.1
Treatment and refining charges on concentrate sales	6.1	6.9	10.6	12.5
By-product silver and copper sales credits	(127.8)	(109.7)	(245.8)	(187.7)
Alumbrera export retention tax (2)	—	(18.8)	—	(27.9)
Realized gains on currency, heating oil, copper and zinc contracts	(4.1)	(2.8)	(1.8)	(2.9)
Non-cash adjustments and other	(1.0)	(4.1)	(6.4)	(6.5)

Total cash costs (by-product)	$217.1	$175.0	$401.9	$349.6

Divided by ounces of gold sold (3)	598,000	564,800	1,167,100	1,170,100

Total cash costs (by-product) per gold ounce (4)	$363	$310	$344	$299

(1)
$29.2 million and $51.2 million in royalties for the three and six months ended June 30, 2010, respectively, are included in operating expenses per the consolidated financial statements (three and six months ended June 30, 2009 - $18.6 million and $25.2 million, respectively).

(2)	Export retention taxes paid by Alumbrera have been included in cash costs effective January 1, 2010.

(3)	San Martin ended its mining process in October 2007, and is therefore excluded from the figures above.

(4)
If silver and copper for Marlin and Alumbrera, respectively, were treated as co-products, total cash costs would be $448 and $439 per ounce of gold for the three and six months ended June 30, 2010 (three and six months ended June 30, 2009 — $402 and $377 per ounce, respectively).

GOLDCORP   |   41

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE — ADJUSTED NET EARNINGS
The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) attributable to shareholders of Goldcorp per the consolidated financial statements for the three and six months ended June 30:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Net earnings (loss) attributable to shareholders of Goldcorp per consolidated financial statements	$828.3	$(231.6)	$776.0	$59.3
Unrealized foreign exchange loss (gain) on translation of future income tax liabilities	(195.5)	305.6	16.3	184.2
Realized foreign exchange gain on translation of current taxes payable on disposition of Silver Wheaton shares	—	10.4	(0.7)	6.8
Unrealized loss (gain) on non-hedge derivatives, net of tax	0.4	(4.0)	(10.0)	(4.6)
Loss (gain) on securities, net of tax	0.5	(0.1)	0.5	(0.4)
Dilution loss, net	—	—	—	0.7
Net gain on dispositions of mining interests, net of tax	(436.2)	—	(428.0)	—
Write-off of Alumbrera export retention tax overpayment receivable, net of tax	—	6.3	—	6.3
Transactions costs related to the acquisitions of the Camino Rojo and El Morro projects, net of tax	(0.1)	—	6.4	—
Transaction costs related to the issuance of convertible senior notes, net of tax	—	12.6	—	12.6
Other adjustments	1.4	—	1.4	—

Adjusted net earnings	$198.8	$99.2	$361.9	$264.9

Weighted average shares outstanding (000’s)	734,793	730,539	734,279	730,147

Adjusted net earnings per share	$0.27	$0.14	$0.49	$0.36

GOLDCORP   |   42

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
FINANCIAL INSTRUMENTS AND RELATED RISKS
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no significant change to the Company’s exposure to credit risk and its objectives and policies for managing this risk during the six months ended June 30, 2010.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change to the Company’s objectives and policies for managing this risk during the six months ended June 30, 2010.
During the three and six months ended June 30, 2010, the Company generated operating cash flows of $382.6 million and $697.0 million, respectively (three and six months ended June 30, 2009 — $263.6 million and $561.7 million, respectively). At June 30, 2010, Goldcorp held cash and cash equivalents of $497.2 million (December 31, 2009 — $874.6 million) and had working capital of $680.0 million (December 31, 2009 — $866.5 million).
On May 18, 2007, Goldcorp entered into an agreement for a $1.5 billion revolving credit facility. At June 30, 2010, there was no amount outstanding under this credit facility.
On July 8, 2008, Terrane entered into an agreement for an 18-month, non-revolving term loan facility of up to C$40 million. On January 7, 2010, this credit facility was extended to May 7, 2010. On May 7, 2010, this credit facility was amended and extended to May 7, 2011. At June 30, 2010, there was no amount outstanding under this credit facility.
In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share). The lending syndicate is comprised of international financial institutions including export credit agencies and commercial banks. The financing amount is divided into three tranches consisting of $375.0 million, $400.0 million and $260.0 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375.0 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and will be subject to a carve-out for certain political risk events. In June 2010, the $400.0 million and $260.0 million tranches, in addition to a portion of the $375.0 million tranche, were drawn for a total amount received of $781.5 million ($312.6 million — Goldcorp’s share). This amount is not
GOLDCORP   |   43

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
included in the Company’s commitments for future minimum payments below as the Company’s investment in Pueblo Viejo is accounted for using the equity method. In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2010:

	June 30, 2010					December 31 2009
	Within 1	1 to 3	3 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$402.3	$—	$—	$—	$402.3	$382.0
Current derivative liabilities	3.0	—	—	—	3.0	11.4
Debt re-payments (principal portion)	—	—	862.5	—	862.5	879.2
Interest payments on convertible senior notes	17.2	34.5	25.9	—	77.6	88.9
Capital expenditure commitments	154.7	44.1	—	—	198.8	172.3
Minimum rental and lease payments	1.7	3.2	3.2	2.2	10.3	11.5
Reclamation and closure cost obligations	25.3	33.3	21.3	432.9	512.8	523.5

	$604.2	$115.1	$912.9	$435.1	$2,067.3	$2,068.8

At June 30, 2010, the Company had letters of credit outstanding and secured deposits in the amount of $267.3 million (December 31, 2009 — $270.9 million).
In the opinion of management, the working capital at June 30, 2010, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2010 with a focus on commissioning Peñasquito in the third quarter of 2010 and further developing Pueblo Viejo are forecasted to be approximately $1.0 billion. These expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility and $1.035 billion project financing for Pueblo Viejo ($414.0 million — Goldcorp’s share).
For the periods beyond 2010, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change to the Company’s objectives and policies for managing this risk during the six months ended June 30, 2010. During the first quarter of 2010, the Company recorded $0.5 billion of future income tax liabilities which arose from the acquisitions of the Camino Rojo and El Morro projects and are denominated in local currencies. Future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period. There has been no other significant change to the Company’s exposure to currency risk during the six months ended June 30, 2010.
GOLDCORP   |   44

Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax assets and liabilities denominated in currencies other than US dollars at June 30, 2010:

		Accounts
		receivable
		and other		Accounts		Future
		current and	Income and	payable and		income tax
	Cash and cash	long-term	mining taxes	accrued	Current	assets
June 30, 2010	equivalents	assets	payable	liabilities	debt	(liabilities)

Canadian dollar	$58.2	$15.3	$(101.5)	$(141.1)	$—	$(1,699.4)
Mexican peso	14.3	108.3	(73.8)	(152.4)	—	(1,798.5)
Argentinean peso	2.6	13.3	(23.6)	(62.2)	—	(99.5)
Chilean peso	—	5.7	—	(6.2)	—	(365.0)
Guatemalan quetzal	2.9	0.5	(5.5)	(28.9)	—	29.0
Honduran lempira	1.5	1.0	—	(0.4)	—	0.4

	$79.5	$144.1	$(204.4)	$(391.2)	$—	$(3,933.0)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued	Current	income tax
December 31, 2009	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	—	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	—	(107.5)
Guatemalan quetzal	3.5	12.1	—	(23.3)	—	(12.3)
Honduran lempira	0.7	—	1.7	(1.6)	—	(4.3)

	$18.7	$126.8	$(212.4)	$(361.3)	$(16.7)	$(3,712.7)

During the three and six months ended June 30, 2010, the Company recognized a gain of $192.0 million and loss of $20.2 million, respectively, on foreign exchange (three and six months ended June 30, 2009 — loss of $326.3 million and $209.6 million, respectively). Of this amount, a gain of $195.5 million and loss of $16.3 million, respectively, resulted from the translation of future income taxes denominated in currencies other than US dollars (three and six months ended June 30, 2009 — loss of $305.6 million and $184.2 million, respectively). Based on the above net exposures at June 30, 2010, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $292.7 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and six months ended June 30, 2010 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s investment in Pueblo Viejo which is accounted for using the equity method is exposed to interest rate risk resulting from the variable interest rates applicable on the Pueblo Viejo project financing finalized during the second quarter of 2010. There has been no other significant change in the Company’s exposure to interest rate risk and its objectives and policies for managing these risks during the six months ended June 30, 2010.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
(iii) Price risk
Price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no significant change in the Company’s exposure to price risk and its objectives and policies for managing these risks during the six months ended June 30, 2010.
OTHER RISKS AND UNCERTAINTIES
There were no changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations, government regulation and environmental regulation, as described in the 2009 year end “Management’s Discussion and Analysis”.
In June 2010, the Company began a multi-phase process of developing and implementing business management practices that will ensure broader due diligence for human rights consistent with the Ruggie framework adopted by the United Nations Human Rights Council. The implementation of industry best practices at Marlin is the immediate objective of this project, with the goal of creating a comprehensive framework that addresses the Company’s activities in all locations of its operations.
CHANGE IN ACCOUNTING POLICY
Business combinations
In January 2009, the CICA issued Handbook Sections 1582 — Business Combinations (“Section 1582”), 1601 — Consolidated Financial Statements (“Section 1601”) and 1602 — Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 — Business Combinations (“Section 1581”) and 1600 — Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company early adopted these sections effective January 1, 2010.
Under Section 1582, business combinations are accounted for using the “acquisition method”, compared to the “purchase method” previously required by Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of their fair values even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion was recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their proportionate share of carrying value of net assets acquired.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Under Section 1602, non-controlling interests are measured at their proportionate share of the fair value of identifiable net assets acquired. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the classification of non-controlling interests as a separate component of equity on the balance sheet amounting to $319.0 million at June 30, 2010 (December 31, 2009 — $51.1 million).
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2009 annual consolidated financial statements describes all of the Company’s significant accounting policies.
Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.
The Company records the costs of mining ore stacked on its leach pads and in process at certain of its mines as heap leach ore and work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of heap leach ore and work-in-process inventories include quantities of ore stacked on leach pads, recoverable ounces of gold contained in ore stacked on leach pads, recoverable ounces of gold in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its heap leach ore and work-in-process inventories, which would reduce the Company’s earnings and working capital. At June 30, 2010, the average costs of inventories are significantly below their net realizable values.
Mining Interests
The Company records mining interests at cost. In accordance with Canadian GAAP, the Company capitalizes production expenditures net of revenues received during the period prior to reaching operating levels intended by management as part of the costs of mining properties. Exploration costs are expensed as incurred to the date of establishing that costs incurred are economically recoverable, at which time exploration costs are capitalized and included in the carrying amount of the related property.
A significant portion of the Company’s mining properties is depleted using the unit-of-production method. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on the expected undiscounted future net cash flows to be generated from the mines. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets. At June 30, 2010, the Company assessed the change in factors which may indicate a need for impairment at each of its mining properties, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.
Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.
Goodwill and Impairment Testing
The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities assigned to the reporting unit.
The Company performs an impairment test, on an annual basis, to determine whether the carrying amounts of goodwill are no longer recoverable. To accomplish this, the Company compares the reporting units’ fair values to their carrying amounts. If a reporting unit’s carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to the carrying amount, and any excess of the carrying amount over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. This annual test is performed at December 31 of each fiscal year. At the end of each period, the Company reviews its reporting units to determine whether current events and circumstances indicate that the carrying amount of goodwill may not be recoverable. A review of the Company’s reporting units at June 30, 2010 indicated that no such impairment indicator exists.
Reclamation and Closure Cost Obligations
The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties or increase the amount of future depletion expense. A write-down of the carrying amounts of mining properties due to changes in estimates of costs will have a corresponding impact to the associated liabilities and no impact to net assets. An increase to
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
future depletion expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning strategies if the strategies are feasible and implementable without significant obstacles.
The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.
The recoverability of future income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded at June 30, 2010.
Foreign Currency Translation
The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using the rates of exchange at the transaction dates; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; income statement items denominated in foreign currencies are translated using the average monthly exchange rates; and the resulting foreign exchange gains and losses are included in earnings. Of the $192.0 million gain on foreign exchange recognized during the three months ended June 30, 2010, $195.5 million related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Accounting policies applicable effective January 1, 2011
In June 2009, the CICA amended Handbook Section 3855 — Financial Instruments — Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At June 30, 2010, the Company had no debt instruments to which the Section 3855 amendments would be applicable.
On December 24, 2009, the CICA issued EIC Abstract 175 — Multiple Deliverable Revenue Arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented.
The four phases of the Company’s transition plan to IFRS are as follows: scoping and planning (“phase 1”), detailed assessment (“phase 2”), operations implementation (“phase 3”) and post implementation (“phase 4”). Phases 1 and 2 have been completed. The first stage of phase 3, the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter, was completed in March 2010. The implementation of changes to the reporting and system processes to support preparation of the IFRS opening balance sheet at January 1, 2010 was approved and completed during the second quarter of 2010. The second stage of phase 3, ongoing training for key personnel, identification and documentation of impact and required changes to, and ensuring the effectiveness of, the Company’s internal control environment and disclosure controls and procedures, will be conducted throughout 2010. Phase 4 will be carried out throughout 2011.
Management has made significant progress quantifying the financial statement impacts of key differences between the Company’s current accounting polices under Canadian GAAP and those it expects to apply in preparing its first IFRS financial statements. There has been no change to the key differences previously identified. Management expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011 with no significant issues or delay.
The International Accounting Standards Board (“IASB”) continues to amend and add to current IFRS standards with several projects underway. The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
OUTLOOK
The Company expects to produce 2.55 million ounces of gold at an average by-product cash cost of $350 per ounce and co-product cash cost of $450 per ounce in 2010. Forecast production increases at most of Goldcorp’s mines are expected to be offset by the planned declines in El Sauzal as the mine approaches the end of its life, and at Porcupine with the processing of low-grade stockpiled ore at the Pamour pit. Gold production levels on a quarterly basis are expected to ramp up steadily throughout 2010. Assumptions used to forecast total cash costs for 2010 include a gold price of $1,000 per ounce, by-product prices of $16.00 per ounce for silver, $2.75 per pound for copper, and $0.80 per pound for lead and zinc, an oil price of $80.00 per barrel and the Canadian dollar and Mexican peso at 1.05 and 13.00 respectively, to the US dollar.
Capital expenditures for 2010 are forecast at $1.6 billion, including $0.5 billion for Pueblo Viejo, $0.3 billion for Peñasquito, $0.2 billion for Red Lake and $0.1 billion for Porcupine. Exploration expenditures in 2010 are expected to amount to $145.0 million, of which approximately one-half will be expensed, with efforts focused on replacing reserves mined throughout the year. Corporate administration expense, excluding stock based compensation expense, is forecast at $95.0 million for the year. Depreciation and depletion expense is expected to be $598.0 million, and the Company expects an overall effective tax rate of 32% for the remainder of 2010.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.
There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on scope of design
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, a proportionately consolidated entity in which the Company has a 37.5% interest, as the Company does not have the ability to dictate or modify controls at the entity. Alumbrera constitutes 3% of net and total assets, 11% of earnings from operations and 3% of net earnings of the unaudited interim consolidated financial statement amounts as of and for the three months ended June 30, 2010.
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Second Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop material forward-looking statements are disclosed throughout this document. Forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the successful integration of acquisitions; risks related to international operations; risks related to joint venture operations; risks related to general economic conditions and credit availability, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold, silver and copper; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, actual resolutions of legal and tax matters, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2009, dated March 11, 2010, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
GOLDCORP   |   53